UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces
Third Quarter and Nine Month 2020 Results

Lima, Peru, October 29, 2020 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the third quarter (3Q20) and nine-month (9M20) period ended September 30, 2020.  All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Third Quarter 2020 Highlights:
●
Third quarter 2020 EBITDA from direct operations reflected a positive trend on both a sequential and year on year basis, despite the effects of COVID-19 on Buenaventura’s operations during the quarter. EBITDA from direct operations reached US$ 68.5 million for the 3Q20, compared to US$ 26.5 million in 2Q20 and US$ 58.4 million reported in 3Q19.

●	3Q20 Adjusted EBITDA including associated companies reached US$ 183.9 million, compared to US$ 168.2 million in 3Q19.
●	3Q20 capital expenditures were US$ 12.6 million, compared to US$ 28.0 million for the same period in 2019.
●	3Q20 net income was US$ 24.4 million, compared to US$ 4.5 million for the same period in 2019.
●
The Company´s De-Bottlenecking Program continued to progress at a reduced level during the 3Q20. The program’s 2020 focus is on Buenaventura’s Tambomayo, Uchucchacua and El Brocal mines (please refer to page 7 for related details).

●	Buenaventura’s cash position reached US$ 265 million for the third quarter 2020.
●	The Company has released its updated guidance for the full year 2020 (please refer to page 2 for related details).
●
In line with the Company’s ongoing focus on cash preservation, on October 29, 2020 Buenaventura successfully refinanced the final US$ 113 million leasing payment for its Huanza hydroelectric power plant, effective November 2, 2020. This extends the maturity by 18 months (bullet) at rate of Libor 30-days + 2.10%.

Financial Highlights (in millions of US$, except EPS figures):

	3Q20	3Q19	Var	9M20	9M19	Var
Total Revenues	228.2	230.2	-1%	440.5	632.4	-30%
Operating Profit	12.7	-6.9	N.A.	-64.8	-49.3	-31%
EBITDA Direct Operations	68.5	58.4	17%	88.1	133.2	-34%
Adjusted EBITDA (Inc Associates)	183.9	168.2	9%	298.5	472.5	-37%
Net Income	24.4	4.5	442%	-75.7	41.5	N.A.
EPS*	0.10	0.02	442%	-0.30	0.16	N.A.

(*) As of September 30, 2020 Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 2 of 27

Updated Guidance [1,2]

3Q20 Production per Metal and 2020 Guidance (100% Basis)

Tambomayo	1Q	2Q	July	Aug	Sept	3Q	9M20	2020E
Au [Oz]	14,549	17,121	4,007	5,891	6,210	16,108	47,778	70k - 74k
Ag [Oz]	385,532	410,010	86,292	154,874	154,746	395,913	1,191,454	1.5M - 1.7M
Pb [MT]	1,194	1,190	408	509	555	1,472	3,856	5.6k - 5.8k
Zn [MT]	1,267	831	318	401	574	1,292	3,390	5.2k - 5.6k

Orcopampa	1Q	2Q	July	Aug	Sept	3Q	9M20	2020E
Au [Oz]	8,160	7,612	4,384	6,777	3,936	15,096	30,869	40k - 42k

Coimolache	1Q	2Q	July	Aug	Sept	3Q	9M20	2020E
Au [Oz]	22,493	13,551	8,399	8,115	9,959	26,473	62,517	100k - 106k

La Zanja	1Q	2Q	July	Aug	Sept	3Q	9M20	2020E
Au [Oz]	3,297	3,028	1,610	2,076	1,401	5,087	11,411	13k - 16k

Yanacocha	1Q	2Q	July	Aug	Sept	3Q	9M20	2020E
Au [Oz]	121,802	67,827	25,901	26,543	27,430	79,874	269,503	335k**

Julcani	1Q	2Q	July	Aug	Sept	3Q	9M20	2020E
Ag [Oz]	550,552	136,177	0	0	323,495	323,495	1,010,224	1.4M - 1.6M
Pb [MT]	149	29	0	0	76	76	254	380 - 430

Uchucchacua	1Q	2Q	July	Aug	Sept	3Q	9M20	2020E
Ag [Oz]	1,956,463	979,008	0	200,149	590,164	790,313	3,725,784	4.4M - 5.0M
Pb [MT]	2,273	753	0	225	531	756	3,782	4.7k - 5.0k
Zn [MT]	2,360	462	0	212	716	928	3,750	4.7k - 5.0k

El Brocal	1Q	2Q	July	Aug	Sept	3Q	9M20	2020E
Au [Oz]	4,054	1,049	1,039	1,080	1,236	3,354	8,457	12k - 14k
Ag [Oz]	678,067	248,693	400,846	487,026	591,455	1,479,327	2,406,087	3.6M - 4.0M
Pb [MT]	5,460	2,188	2,628	2,188	3,367	8,182	15,830	17k - 19k
Zn [MT]	15,058	4,385	8,195	6,564	7,517	22,277	41,719	48k - 51k
Cu [MT]	9,122	3,045	3,132	2,754	3,303	9,190	21,356	33k - 36k

1.	2020 outlook projections shown above are considered forward-looking statements and represent management’s good faith estimates or expectations of future production results as of October 29, 2020.
2.	Please consider that this updated guidance could potentially be adversely impacted due to further effects related to COVID-19.
3.	As announced by Newmont.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 3 of 27

Operating Revenues

Operating Revenues
3Q20 net sales were US$ 223.4 million, in line with US$ 223.6 million reported in 3Q19. Despite the lower volume sold due to the effects of COVID-19, excluding zinc volumes, higher prices (excluding lead) helped to maintain steady net sales figures compared to those reported in 2019.

Royalty income decreased 28% in the 3Q20 to US$ 4.8 million, from US$ 6.6 million in 3Q19. This was due to a 33% decrease in Yanacocha revenues.

Operating Highlights	3Q20	3Q19%		9M20	9M19%
Net Sales (in millions of US$)	223.4	223.6	0%	426.4	615.0	-31%
Average Realized Gold Price (US$/oz) (1) (2)	1,939	1,493	30%	1,835	1,373	34%
Average Realized Gold Price (US$/oz) Inc. Affiliates (2)(3)	1,923	1,480	30%	1,766	1,371	29%
Average Realized Silver Price (US$/oz) (1) (2)	27.19	17.69	54%	20.92	16.00	31%
Average Realized Lead Price (US$/MT) (1) (2)	1,659	1,947	-15%	1,620	1,934	-16%
Average Realized Zinc Price (US$/MT) (1) (2)	2,349	1,961	20%	2,005	2,584	-22%
Average Realized Copper Price (US$/MT) (1) (2)	6,448	5,584	15%	5,875	5,889	0%

Volume Sold	3Q20	3Q19%		9M20	9M19%
Consolidated Gold Oz (1)	42,462	48,003	-12%	87,537	129,444	-32%
Gold Oz Inc. Associated Companies (3)	87,713	132,649	-34%	229,565	357,559	-36%
Consolidated Silver Oz (1)	2,794,158	4,600,098	-39%	7,264,405	13,444,555	-46%
Consolidated Lead MT (1)	9,493	10,588	-10%	20,850	35,137	-41%
Consolidated Zinc MT (1)	20,347	13,412	52%	40,402	45,251	-11%
Consolidated Copper MT (1)	8,811	12,000	-27%	20,034	29,507	-32%

(1)   Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)   The realized price takes into account the adjustments of quotational periods.
(3)   Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 4 of 27

Production and Operating Costs

Production and Operating Costs
Buenaventura’s 3Q20 equity gold production was 81,595 ounces, compared to 121,466 ounces produced in 3Q19. This was primarily due to a 26% percent production decrease at Tambomayo, as these operations reached full production capacity in September, and a 44% production decrease at Yanacocha due to continued effects of COVID-19.

Silver equity production decreased by 47% year on year, primarily due to a 71% decrease in production at the Uchucchacua mine, as this mine did not achieve full capacity during the third quarter 2020. Lead equity production decreased by 20% year on year, primarily due to an 84% decrease at the Uchucchacua mine. Zinc equity production increased by 22% year on year, primarily due to a 148% production increase at El Brocal.

Equity Production	3Q20	3Q19%		9M20	9M19%
Gold Oz Direct Operations(1)	36,115	39,277	-8%	90,071	119,213	-24%
Gold Oz including Associated(2) Companies	81,595	121,466	-33%	232,776	349,623	-33%
Silver Oz Direct Operations(1)	2,437,019	4,610,266	-47%	7,442,716	13,466,680	-45%
Silver Oz including Associated Companies	2,975,584	4,994,392	-40%	8,780,896	14,505,596	-39%
Lead MT	7,331	9,185	-20%	17,617	30,444	-42%
Zinc MT	15,904	13,088	22%	32,768	42,018	-22%
Copper MT Direct Operations(1)	5,667	7,853	-28%	13,193	19,325	-32%
Copper MT including Associated Companies(3)	24,996	28,719	-13%	66,362	84,559	-22%

Consolidated Production	3Q20	3Q19%		9M20	9M19%
Gold Oz(4)	39,797	44,386	-10%	98,690	136,015	-27%
Silver Oz(4)	3,021,550	5,003,175	-40%	8,397,762	14,741,848	-43%
Lead MT(4)	10,487	10,879	-4%	23,723	37,299	-36%
Zinc MT(4)	24,497	16,547	48%	48,859	54,326	-10%
Copper MT(4)	9,211	12,754	-28%	21,430	31,372	-32%

(1)  Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.43% of El Brocal.
(2)  Based on 100% of Buenaventura´s operating units, 53.06% of La Zanja, 61.43% of el Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.
(3)  Based on 100% of Buenaventura´s operating units, 61.43% of el Brocal and 19.58% of Cerro Verde.
(4)  Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 5 of 27

Tambomayo (100% owned by Buenaventura)

Production
		3Q20	3Q19	Var %	9M20	9M19	Var %
Gold	Oz	16,108	21,740	-26%	47,778	70,384	-32%
Silver	Oz	395,913	641,247	-38%	1,191,454	1,714,523	-31%

Cost Applicable to Sales
		3Q20	3Q19	Var %	9M20	9M19	Var %
Gold	US$/Oz	821	695	18%	910	647	41%

3Q20 year on year gold production at Tambomayo decreased 26% mainly due to a reduction in ore treated due to COVID-19 restrictions. However, full capacity was achieved in September. Cost Applicable to Sales (CAS) increased to 821 US$/Oz in 3Q20, compared to 695 US$/Oz in 3Q19, primarily due to at 33% decrease in volume sold.

Orcopampa (100% owned by Buenaventura)

Production
		3Q20	3Q19	Var %	9M20	9M19	Var %
Gold	Oz	15,096	10,721	41%	30,869	27,434	13%
Silver	Oz	2,774	3,924	-29%	6,655	14,424	-54%

Cost Applicable to Sales
		3Q20	3Q19	Var %	9M20	9M19	Var %
Gold	US$/Oz	754	1,699	-56%	820	1,776	-54%

The increase in 3Q20 gold production at Orcopampa was mainly due to higher ore grade (a 46% year on year improvement). Cost Applicable to Sales (CAS) decreased to 754 US$/Oz in 3Q20, compared to 1,699 US$/Oz in 3Q19, primarily due to a 52% increase in volume sold.

Operating costs for those months of suspended activities without production due to COVID-19 have been recognized as “Unabsorbed costs due to production stoppage.” In the case of Orcopampa, US$ 3.2 million has been classified as “Unabsorbed cost” for the 9M20.

La Zanja (53.06% owned by Buenaventura)

Production
		3Q20	3Q19	Var %	9M20	9M19	Var %
Gold	Oz	5,087	6,224	-18%	11,411	25,283	-55%
Silver	Oz	29,728	20,384	46%	57,558	80,988	-29%

Cost Applicable to Sales
		3Q20	3Q19	Var %	9M20	9M19	Var %
Gold	US$/Oz	1,689	1,039	62%	1,706	1,095	56%

3Q20 gold production decreased by 18% year on year despite an increased throughput, primarily due to a lower ore grade. 3Q20 Cost Applicable to Sales (CAS) was 1,689 US$/Oz; an 62% increase compared to 1,039 US$/Oz in 3Q19, mainly due to a 16% decrease in volume sold.

Operating costs for those months of suspended activities without production due to COVID-19 have been recognized as “Unabsorbed cost due to production stoppage.” In the case of La Zanja, US$ 0.2 million has been classified as “Unabsorbed cost” for the 9M20.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 6 of 27

Coimolache (40.10% owned by Buenaventura)

Production
		3Q20	3Q19	Var %	9M20	9M19	Var %
Gold	Oz	26,473	49,683	-47%	62,517	110,722	-44%
Silver	Oz	187,379	239,053	-22%	454,337	460,980	-1%

Cost Applicable to Sales
		3Q20	3Q19	Var %	9M20	9M19	Var %
Gold	US$/Oz	800	630	27%	884	679	30%

3Q20 gold production at Coimolache decreased by 47% year on year, primarily due to a reduction in ore treated due to COVID-19 restrictions, full capacity was achieved in September. 3Q20 Cost Applicable to Sales (CAS) was 800 US$/Oz; a 27% increase compared to 630 US$/Oz in 3Q19, mainly due to a 47% decrease in volume sold.

Uchucchacua (100% owned by Buenaventura)

Production
		3Q20	3Q19	Var %	9M20	9M19	Var %
Silver	Oz	790,313	2,684,854	-71%	3,725,784	7,764,583	-52%
Zinc	MT	928	5,101	-82%	3,750	15,099	-75%
Lead	MT	756	4,708	-84%	3,782	13,461	-72%

Cost Applicable to Sales
		3Q20	3Q19	Var %	9M20	9M19	Var %
Silver	US$/Oz	27.65	11.60	138%	19.46	11.10	75%

3Q20 silver production at Uchucchacua decreased by 71%, primarily due to a reduction in ore treated due to COVID-19 restrictions. Uchucchacua did not achieve full capacity during the third quarter 2020 mainly due to a reduced workforce and shortage of workers required to successfully operate at full capacity. Cost Applicable to Sales (CAS) in 3Q20 increased by 138% year on year.

Operating costs for those months of suspended activities without production due to COVID-19 have been recognized as “Unabsorbed costs due to production stoppage”. In the case of Uchucchacua US$ 6.0 million and US$ 8.9 million have been classified as “Unabsorbed costs” during 3Q20 and 9M20, respectively.

Julcani (100% owned by Buenaventura)

Production
		3Q20	3Q19	Var %	9M20	9M19	Var %
Silver	Oz	323,495	658,883	-51%	1,010,224	1,959,780	-48%

Cost Applicable to Sales
		3Q20	3Q19	Var %	9M20	9M19	Var %
Silver	US$/Oz	11.10	13.26	-16%	14.65	13.59	8%

3Q20 silver production decreased 51% year on year due to a 62% reduction in ore treated despite a 6% increase in silver grades. Silver production for the third quarter 2020 includes 53,071 silver ounces derived from tailings dam retreatment. 3Q20 Cost Applicable to Sales (CAS) of 11.10 US$/Oz was 16% lower than 13.26 US$/Oz in 3Q19, mainly due to the retreatment of tailings dams.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 7 of 27

As a result of suspended activities during this year due to COVID-19, operating costs during those months without production have been recognized as “Unabsorbed costs due to production stoppage.” In the case of Julcani, US$ 3.2 million and US$5.0 million have been classified as “Unabsorbed costs” for the 3Q20 and 9M20, respectively.

El Brocal (61.43% owned by Buenaventura)
Production
		3Q20	3Q19	Var %	9M20	9M19	Var %
Copper	MT	9,190	12,707	-28%	21,356	31,234	-32%
Zinc	MT	22,277	8,968	148%	41,719	31,911	31%
Silver	Oz	1,479,327	993,883	49%	2,406,087	3,207,550	-25%

Cost Applicable to Sales
		3Q20	3Q19	Var %	9M20	9M19	Var %
Zinc	US$/MT	1,807	1,646	10%	1,803	2,007	-10%
Copper	US$/MT	4,843	4,987	-3%	5,022	5,400	-7%

3Q20 copper production for El Brocal decreased by 28% year on year due to a 32% decrease in ore treated, primarily due to a reduced workforce resulting from COVID-19 restrictions, despite higher ore grades (2%) and a higher recovery rate (3%) during the quarter. 3Q20 zinc production increased by 148% year on year as a result of a 44% increase in ore treated and a 53% increase in grades compared to the same period in 2019.

In 3Q20, Copper Cost Applicable to Sales (CAS) was in-line with that of 3Q19. Zinc CAS increased by 10% year on year for the third quarter 2020, mainly due to increased commercial deductions resulting from less favorable market conditions as compared to 2019.

Operating costs for those months of suspended activities without production due to COVID-19 have been recognized as “Unabsorbed costs due to production stoppage”. In the case of El Brocal, US$ 9.2 million was classified as “Unabsorbed costs” for the 9M20.
De-Bottlenecking Program – 2020 Update

Buenaventura’s De-Bottlenecking Program progressed well during the third quarter 2020, particularly considering the current challenging circumstances, and successfully generated incremental EBITDA as is illustrated below:

Name	Stage	EBITDA 1Q20 Actual	2Q20 Actual	3Q20 Actual	3Q20 Budgeted	9M20 Actual
TAMBOMAYO							
1	Mine Design Optimization	Increase of efficiency of the ratio of mining preparations per ton + Haulage Fleet reduction	$0.5M	$0.7 M	**$0.0M**	$0.2M	**$1.2M**
2	Improvement of the Metallurgical Process	Change in the process: Cyanidation → Flotation to Flotation → Cyanidation of concentrate	$0.0M	$1.3M	**$0.1M**	$3.8M	**$1.4M**
3	Cost Optimization in Support Areas	Synergies between Orcopampa and Tambomayo	$0.9M	$0.5M	**$0.6M**	$0.2M	**$2.0M**
UCHUCCHACUA							
1	Optimization of the ore transport system	Reduction of equipment and haulage distances	$1.3M	$0.3M	**$0.2M**	$0.2M	**$1.8M**
2	Reduction in mining cost and preparations	Optimize preparations ratio	$0.0M	$0.0M	**$0.0M**	$2.0M	**$0.0M**
EL BROCAL							
1	Pillars recovery with high Cu grade	Stope design optimization to reduce galleries per ton mined	$3.7M	$1.3M	**$6.2M**	$2.2M	**$11.2M**
2	Renegotiation of cost rates with contractors	Optimization of the use of the equipment fleet	$0.3M	$0.0M	**$0.0M**	$0.0M	**$0.3M**
3	Increase in production due to operational improvements	Second stage in the optimization of metallurgical processes: Availability and Performance	$0.0M	$0.0M	**$0.0M**	$3.0M	**$0.0M**
4	Cost Optimization in Support Areas	Headcount reduction and associated costs	$0.7M	$0.2M	**$0.1M**	$0.4M	**$1.0M**
TOTAL			**$7.4M**	**$4.4M**	**$7.1M**	**$12.1M**	**$18.9M**

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 8 of 27

General and Administrative Expenses

3Q20 General and Administrative expenses were US$ 16.8 million; a 4% decrease as compared to US$ 17.4 million in 3Q19. This is due to the Company´s successful cost containment and expense reduction during the quarter, which partially offset the adverse effects of Peru’s State of Emergency.
Exploration in Non-Operating Areas

3Q20 exploration costs in Non-Operating Areas were US$ 1.8 million, compared with US$ 2.4 million in 3Q19. During the period, Buenaventura focused exploration efforts primarily on its Emperatriz project, amounting to US$ 1.2 million in exploration costs during 3Q20.
Share in Associated Companies

During 3Q20, Buenaventura’s share in associated companies was US$ 34.2 million, compared to US$ 37.8 million reported in 3Q19, comprised of:

Share in the Result of Associates (in millions of US$)	3Q20	3Q19	Var	9M20	9M19	Var
Cerro Verde	22.7	8.9	154%	24.3	58.6	-59%
Yanacocha	8.1	23.4	-65%	-9.0	44.3	N.A.
Coimolache	3.9	5.4	-28%	1.5	7.1	-80%
Others	-0.5	0.2	N.A.	-0.7	-0.3	127%
Total	34.2	37.8	-9%	16.1	110.0	-85%

YANACOCHA

At Yanacocha, which is 43.65% owned by Buenaventura, 3Q20 gold production was 79,874 ounces, 34,865 ounces of which were attributable to Buenaventura. This represents a 44% decrease as compared to the 142,654 ounces produced in 3Q19; 62,268 ounces of which were attributable to Buenaventura.

For 9M20, gold production was 269,503, 117,638 ounces of which were attributable to Buenaventura; a 37% decrease as compared to 426,153 ounces in 9M19, 186,016 ounces of which were attributable to Buenaventura.

In 3Q20, Yanacocha reported a net income of US$ 18.6 million, compared to a net income of US$ 53.7 million reported in 3Q19. CAS in 3Q20 was 1,036 US$/Oz; a 40% increase compared to 741 US$/Oz in 3Q19, mainly due to a 46% decrease in volume sold.

Capital expenditures at Yanacocha were US$ 21.6 million in 3Q20.

The Yanacocha Sulfides project

•	Currently in the Definitive Feasibility Stage
•	Study work and engineering continue to successfully progress remotely
•	Decision to proceed expected in 2021.
•	The Environmental Impact Assessment study was approved in March 2019.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 9 of 27

CERRO VERDE

At Cerro Verde (19.58% owned by Buenaventura), 3Q20 copper production was 98,718 MT, 19,329 MT of which is attributable to Buenaventura; a decrease as compared to 106,567 MT produced in 3Q19, 20,866 MT of which was attributable to Buenaventura.

9M20 copper production was 271,549 MT; 53,169 MT of which was attributable to Buenaventura. 9M19 copper production was 333,163 MT; 65,233 MT of which was attributable to Buenaventura.

Cerro Verde reported a 3Q20 net income of US$ 115.8 million compared to net income of US$ 45.5 million in 3Q19. This is primarily due to a US$ 136.1 million net sales increase primarily attributed to higher average realized copper price (US$ 3.20 per pound in the third quarter of 2020, compared to US$2.47 per pound in the third quarter of 2019). This was partially offset by a higher income tax expense of US$66.3 million.

Capital expenditures at Cerro Verde were US$ 28.5 million in 3Q20.

COIMOLACHE (Tantahuatay operation)

At Coimolache (40.10% owned by Buenaventura), 3Q20 attributable contribution to net income was US$ 3.9 million, as compared to positive US$ 5.4 million in 3Q19.

***
Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru: Orcopampa*, Uchucchacua*, Julcani*, El Brocal, La Zanja and Coimolache, and is developing the Tambomayo project.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2019 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 10 of 27

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of September 30, 2020)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A. **	40.10	Tantahuatay
Minera Yanacocha S.R.L. **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

 (*) Consolidated
(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 11 of 27

APPENDIX 2

Gold Production			14			17
Mining Unit	Operating Results	Unit	3Q20	3Q19	△%	9M20	9M19	△ %
Underground
Tambomayo	Ore Milled	DMT	112,489	154,461	-27%	359,305	458,555	-22%
	Ore Grade	Gr/MT	5.21	5.43	-4%	5.04	5.76	-12%
	Recovery Rate	%	85.53	80.65	6%	82.02	82.91	-1%
	Ounces Produced*	Oz	16,108	21,740	-26%	47,778	70,384	-32%
Orcopampa	Ore Milled	DMT	28,386	28,704	-1%	64,078	91,096	-30%
	Ore Grade	Gr/MT	17.01	11.67	46%	15.31	9.58	60%
	Recovery Rate	%	97.25	96.90	0%	97.38	96.66	1%
	Ounces Produced*	Oz	15,096	10,721	41%	30,869	27,434	13%
Open Pit
La Zanja	Ounces Produced	Oz	5,087	6,224	-18%	11,411	25,283	-55%
Tantahuatay	Ounces Produced	Oz	26,473	49,683	-47%	62,517	110,722	-44%
(*) Includes ounces from retreatment of tailing dams

Silver Production
Mining Unit	Operating Results	Unit	3Q20	3Q19	△%	9M20	9M19	△ %
Underground
Tambomayo	Ore Milled	DMT	112,489	154,461	-27%	359,305	458,555	-22%
	Ore Grade	Oz/MT	4.24	4.82	-12%	4.13	4.26	-3%
	Recovery Rate	%	83.07	86.20	-4%	80.35	87.74	-8%
	Ounces Produced	Oz	395,913	641,247	-38%	1,191,454	1,714,523	-31%
Uchucchacua	Ore Milled	DMT	84,772	362,020	-77%	402,544	961,053	-58%
	Ore Grade	Oz/MT	10.14	9.03	12%	10.12	9.37	8%
	Recovery Rate	%	91.97	82.16	12%	91.50	86.25	6%
	Ounces Produced	Oz	790,313	2,684,854	-71%	3,725,784	7,764,583	-52%
Julcani	Ore Milled	DMT	30,048	31,507	-5%	62,973	92,550	-32%
	Ore Grade	Oz/MT	11.72	21.65	-46%	16.87	21.98	-23%
	Recovery Rate	%	91.90	96.59	-5%	95.08	96.34	-1%
	Ounces Produced	Oz	323,495	658,883	-51%	1,010,224	1,959,780	-48%
Marcapunta	Ore Milled	DMT	525,419	767,096	-32%	1,187,428	2,116,351	-44%
	Ore Grade	Oz/MT	0.70	0.90	-22%	0.70	0.79	-11%
	Recovery Rate	%	72.61	61.70	18%	68.50	61.93	11%
	Ounces Produced	Oz	267,271	423,778	-37%	572,944	1,040,034	-45%
Open Pit
Tajo Norte	Ore Milled	DMT	919,572	636,418	44%	2,009,589	2,590,782	-22%
	Ore Grade	Oz/MT	1.78	1.49	19%	1.27	1.32	-4%
	Recovery Rate	%	74.17	60.16	23%	71.58	63.21	13%
	Ounces Produced	Oz	1,212,056	570,105	113%	1,833,143	2,167,515	-15%

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 12 of 27

Zinc Production
Mining Unit	Operating Results	Unit	3Q20	3Q19	△%	9M20	9M19	△ %
Underground
Tambomayo	Ore Milled	DMT	112,489	154,461	-27%	359,305	458,555	-22%
	Ore Grade	%	2.19	2.02	8%	1.81	2.05	-12%
	Recovery Rate	%	52.51	79.38	-34%	52.11	77.86	-33%
	MT Produced	MT	1,292	2,478	-48%	3,390	7,316	-54%
Uchucchacua	Ore Milled	DMT	84,772	362,020	-77%	402,544	961,053	-58%
	Ore Grade	%	1.81	2.23	-19%	1.58	2.41	-34%
	Recovery Rate	%	60.37	63.25	-5%	58.95	65.15	-10%
	MT Produced	MT	928	5,101	-82%	3,750	15,099	-75%
Open Pit
Tajo Norte	Ore Milled	DMT	919,572	636,418	44%	2,009,589	2,590,782	-22%
	Ore Grade	%	4.09	2.68	53%	3.72	2.26	64%
	Recovery Rate	%	59.28	52.60	13%	55.82	54.45	3%
	MT Produced	MT	22,277	8,968	148%	41,719	31,911	31%

Copper Production
Mining Unit	Operating Results	Unit	3Q20	3Q19	△%	9M20	9M19	△ %
Underground
Marcapunta	Ore Milled	DMT	525,419	767,096	-32%	1,187,428	2,116,351	-44%
	Ore Grade	%	1.90	1.87	2%	1.94	1.68	16%
	Recovery Rate	%	91.86	88.76	3%	92.63	88.01	5%
	MT Produced	MT	9,190	12,707	-28%	21,356	31,234	-32%

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 13 of 27

 APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)
	3Q20	3Q19	9M20	9M19
Net Income	27,371	737	-90,480	30,415
Add / Subtract:	41,085	57,618	178,601	102,760
Depreciation and Amortization in cost of sales	56,856	60,211	130,495	168,729
Share in associated companies by the equity method, net	-34,212	-37,771	-16,066	-109,988
Interest expense	7,410	11,994	23,130	33,679
Impairment of inventories	-5,787	1,106	8,670	-1,017
Provision of bonuses and compensations	2,541	2,276	10,569	12,058
Depreciation and Amortization in other, net	874	2,507	2,749	4,286
Loss (gain) on currency exchange difference	776	1,455	3,891	1,672
Profit from discontinued operations	1,468	2,129	4,280	6,643
Provision (credit) for income tax, net	10,824	16,139	12,659	-6,113
Depreciation and amortization in administration expenses	26	28	77	556
Workers' participation provision	-928	-1,611	-2,240	-5,656
Interest income	1,237	-827	387	-2,089
Provision (reversal) for contingencies	-	-18	-	-
EBITDA Buenaventura Direct Operations	68,456	58,355	88,121	133,175
EBITDA Yanacocha (43.65%)	29,800	49,434	67,373	119,163
EBITDA Cerro Verde (19.58%)	73,356	42,553	118,889	187,783
EBITDA Coimolache (40.095%)	12,284	17,870	24,122	32,345
EBITDA Buenaventura + All Associates	183,896	168,212	298,505	472,466

*Cerro Verde’s EBITDA now considers D&A related to the capitalization of the stripping.

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities, determined in accordance with IFRS, as an indicator of cash flows or as a measure of liquidity.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 14 of 27

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

Operations’ Cost applicable to sales does not include operating cost for those months during which Buenaventura’s operations were suspended due to COVID-19, as these have been classified as “Unabsorbed costs due to production stoppage” within the financial statements.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 15 of 27

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended September 30		For the 9 months ended September 30
	2020	2019	2020	2019
	(in thousands of US$)
Consolidated Cost of sales excluding depreciation and amortization	112,052	129,238	259,032	373,062
Add:
Consolidated Exploration in units in operation	7,598	10,119	16,063	34,829
Consolidated Commercial deductions	56,429	52,510	126,430	154,041
Consolidated Selling expenses	5,289	6,195	12,067	16,486
Consolidated Cost applicable to sales	181,369	198,062	413,592	578,418

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended September 30		For the 9 months ended September 30
	2020	2019	2020	2019
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	33	3	-52	20
Julcani, Silver	2,213	6,152	9,951	18,433
Julcani, Lead	26	274	144	770
Julcani, Copper	6	16	26	48
Orcopampa, Gold	11,284	17,444	21,104	38,407
Orcopampa, Silver	32	88	54	197
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	17,614	19,642	47,276	54,960
Uchucchacua, Lead	683	3,665	3,231	11,018
Uchucchacua, Zinc	1,122	3,235	3,631	14,682
Tambomayo, Gold	10,919	14,610	28,098	34,148
Tambomayo, Silver	3,512	4,675	8,172	9,860
Tambomayo, Zinc	891	1,614	1,925	5,782
Tambomayo, Lead	575	1,625	2,227	3,803
La Zanja, Gold	8,954	6,483	21,193	26,461
La Zanja, Silver	820	225	1,811	896
El Brocal, Gold	1,462	2,594	4,050	5,387
El Brocal, Silver	10,423	6,103	16,713	18,944
El Brocal, Lead	4,245	3,433	9,491	15,041
El Brocal, Zinc	15,899	6,596	29,112	31,845
El Brocal, Copper	20,355	29,776	48,400	78,836
Other Small Units, Gold
Other Small Units, Silver
Other Small Units, Lead
Other Small Units, Zinc
Non Mining Units	984	985	2,475	3,523
Consolidated Cost of sales, excluding depreciation and amortization	112,052	129,238	259,032	373,062

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 16 of 27

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended September 30		For the 9 months ended September 30
	2020	2019	2020	2019
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	6	1	-9	5
Julcani, Silver	391	1,457	1,774	4,305
Julcani, Lead	5	65	26	180
Julcani, Copper	1	4	5	11
Orcopampa, Gold	1,345	1,572	2,855	7,670
Orcopampa, Silver	4	8	7	39
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	1,008	1,231	3,287	4,692
Uchucchacua, Lead	39	230	225	941
Uchucchacua, Zinc	64	203	252	1,253
Tambomayo, Gold	2,175	1,848	3,123	5,940
Tambomayo, Silver	699	591	908	1,715
Tambomayo, Lead	177	204	248	662
Tambomayo, Zinc	114	205	214	1,006
La Zanja, Gold	0	0	1	1
La Zanja, Silver	0	0	0	0
El Brocal, Gold	44	134	118	230
El Brocal, Silver	312	315	488	809
El Brocal, Lead	127	177	277	642
El Brocal, Zinc	477	340	850	1,360
El Brocal, Copper	610	1,535	1,414	3,367
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	7,598	10,119	16,063	34,829

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended September 30		For the 9 months ended September 30
	2020	2019	2020	2019
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	13	0	-3	2
Julcani, Silver	522	906	1,565	2,401
Julcani, Lead	5	39	22	99
Julcani, Copper	2	3	5	8
Mallay, Gold	0	0	0	0
Mallay, Silver	0	0	0	0
Mallay, Lead	0	0	0	0
Mallay, Zinc	0	0	0	0
Orcopampa, Gold	104	73	192	102
Orcopampa, Silver	8	2	9	1
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	1	1	-1
Uchucchacua, Silver	5,006	5,903	13,759	17,349
Uchucchacua, Lead	104	749	816	1,983
Uchucchacua, Zinc	197	1,550	1,560	7,791
Tambomayo, Gold	887	1,364	3,122	3,874
Tambomayo, Silver	864	1,105	2,361	2,721
Tambomayo, Lead	173	324	671	1,050
Tambomayo, Zinc	610	1,570	2,049	4,846
La Zanja, Gold	47	18	347	85
La Zanja, Silver	4	0	18	2
El Brocal, Gold	1,520	2,334	4,114	4,919
El Brocal, Silver	7,317	3,785	11,580	10,272
El Brocal, Lead	2,251	873	5,367	3,842
El Brocal, Zinc	16,306	5,042	30,831	19,592
El Brocal, Copper	20,489	26,870	48,044	73,104
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	56,429	52,510	126,430	154,041

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 17 of 27

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended September 30		For the 9 months ended September 30
	2020	2019	2020	2019
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	1	0	-1	0
Julcani, Silver	85	96	234	265
Julcani, Lead	1	4	3	11
Julcani, Copper	0	0	1	1
Orcopampa, Gold	202	79	324	165
Orcopampa, Silver	1	0	1	1
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	0	0
Uchucchacua, Silver	580	1,254	1,845	2,653
Uchucchacua, Lead	22	234	126	532
Uchucchacua, Zinc	37	206	142	709
Tambomayo, Gold	681	647	1,704	1,555
Tambomayo, Silver	219	207	496	449
Tambomayo, Lead	56	72	135	173
Tambomayo, Zinc	36	72	117	263
La Zanja, Gold	27	83	74	261
La Zanja, Silver	3	3	6	9
El Brocal, Gold	83	143	222	271
El Brocal, Silver	592	336	915	952
El Brocal, Lead	241	189	519	755
El Brocal, Zinc	903	363	1,593	1,600
El Brocal, Copper	1,156	1,639	2,649	3,960
Non Mining Units	362	567	962	1,901
Consolidated Selling expenses	5,289	6,195	12,067	16,486

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 18 of 27

	JULCANI
	3Q 2020						3Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	33	2,213	26	-	6	2,278	3	6,152	274	-	16	6,445
Add:
Exploration Expenses (US$000)	6	391	5	-	1	402	1	1,457	65	-	4	1,526
Commercial Deductions (US$000)	13	522	5	-	2	542	0	906	39	-	3	948
Selling Expenses (US$000)	1	84.51	0.99	-	0	87	0	96	4	-	0	101
Cost Applicable to Sales (US$000)	53	3,210	37	-	9	3,309	4	8,610	383	-	23	9,020
Divide:
Volume Sold	70	289,258	58	-	13	Not Applicable	0	649,276	256	-	6	Not Applicable
CAS	756	11.10	632	-	743	Not Applicable	12,347	13.26	1,495	-	3,977	Not Applicable

	ORCOPAMPA
	3Q 2020						3Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	11,284	32	-	-	-	11,316	17,444	88	-	-	-	17,532
Add:					-
Exploration Expenses (US$000)	1,345	4	-	-	-	1,349	1,572	8	-	-	-	1,580
Commercial Deductions (US$000)	104	8	-	-	-	113	73	2	-	-	-	74
Selling Expenses (US$000)	202	1	-	-	-	203	79	0	-	-	-	79
Cost Applicable to Sales (US$000)	12,936	45	-	-	-	12,981	19,167	98	-	-	-	19,265
Divide:
Volume Sold	17,159	3,913	-	-	-	Not Applicable	11,283	4,544	-	-	-	Not Applicable
CAS	754	11.43	-	-	-	Not Applicable	1,699	21.62	-	-	-	Not Applicable

	UCHUCCHACUA
	3Q 2020						3Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	17,614	683	1,122	-	19,419	-	19,642	3,665	3,235	-	26,542
Add:
Exploration Expenses (US$000)	-	1,008	39	64	-	1,111	-	1,231	230	203	-	1,664
Commercial Deductions (US$000)	-	5,006	104	197	-	5,307	1	5,903	749	1,550	-	8,203
Selling Expenses (US$000)	-	580	22	37	-	639	-	1,254	234	206	-	1,694
Cost Applicable to Sales (US$000)	-	24,208	848	1,420	-	26,476	1	28,029	4,878	5,194	-	38,103
Divide:
Volume Sold	-	875,489	738	699	-	Not Applicable	-	2,415,985	4,072	3,843	-	Not Applicable
CAS	-	27.65	1,149	2,032	-	No Applicable	-	11.60	1,198	1,352	-	No Applicable

	TAMBOMAYO
	3Q 2020								3Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	10,919	3,512	891	575	-	15,897	14,610	4,675	1,614	1,625	-	22,524
Add:
Exploration Expenses (US$000)	2,175	699	177	114	-	3,166	1,848	591	204	205	-	2,849
Commercial Deductions (US$000)	887	864	173	610	-	2,534	1,364	1,105	324	1,570	-	4,363
Selling Expenses (US$000)	681	219	56	36	-	992	647	207	72	72	-	998
Cost Applicable to Sales (US$000)	14,662	5,295	1,297	1,335	-	22,589	18,470	6,579	2,213	3,472	-	30,734
Divide:
Volume Sold	17,849	406,946	1,680	1,058	-	Not Applicable	26,568	705,669	2,084	2,070	-	Not Applicable
CAS	821	13.01	772	1,261	-	No Applicable	695	9.32	1,062	1,677	-	No Applicable

	JULCANI
	9M 2020						9M 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-52	9,951	144	-	26	10,069	20	18,433	770	-	48	19,272
Add:
Exploration Expenses (US$000)	-9	1,774	26	-	5	1,795	5	4,305	180	-	11	4,501
Commercial Deductions (US$000)	-3	1,565	22	-	5	1,590	2	2,401	99	-	8	2,510
Selling Expenses (US$000)	-1	234	3	-	1	237	0	265	11	-	1	277
Cost Applicable to Sales (US$000)	-66	13,525	195	-	37	13,691	28	25,404	1,060	-	68	26,560
Divide:
Volume Sold	70	922,903	179	-	19	Not Applicable	17	1,868,683	645	-	14	No Aplicable
CAS	-	14.65	1,093	-	1,939	No Applicable	1,625	13.59	1,642	-	4,906	No Applicable

	ORCOPAMPA
	9M 2020						9M 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	21,104	54	-	-	-	21,158	38,407	197	-	-	-	38,604
Add:
Exploration Expenses (US$000)	2,855	7	-	-	-	2,862	7,670	39	-	-	-	7,709
Commercial Deductions (US$000)	192	9	-	-	-	201	102	1	-	-	-	103
Selling Expenses (US$000)	324	1	-	-	-	325	165	1	-	-	-	166
Cost Applicable to Sales (US$000)	24,475	71	-	-	-	24,546	46,344	239	-	-	-	46,582
Divide:
Volume Sold	29,849	6,497	-	-	-	Not Applicable	26,102	11,200	-	-	-	Not Applicable
CAS	820	10.92	-	-	-	No Applicable	1,776	21.30	-	-	-	No Applicable

	UCHUCCHACUA
	9M 2020						9M 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	47,276	3,231	3,631	-	54,138	-	54,960	11,018	14,682	-	80,661
Add:
Exploration Expenses (US$000)	-	3,287	225	252	-	3,764	-	4,692	941	1,253	-	6,886
Commercial Deductions (US$000)	1	13,759	816	1,560	-	16,136	-1	17,349	1,983	7,791	-	27,121
Selling Expenses (US$000)	-	1,845	126	142	-	2,113	-	2,653	532	709	-	3,894
Cost Applicable to Sales (US$000)	1	66,167	4,398	5,585	-	76,151	-1	79,654	14,474	24,435	-	118,562
Divide:
Volume Sold	-	3,399,834	3,113	2,939	-	Not Applicable	0	7,173,934	11,877	12,104	-	Not Applicable
CAS	-	19.46	1,413	1,900	-	No Applicable	-	11.10	1,219	2,019	-	No Applicable

	TAMBOMAYO
	9M 2020						9M 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	28,098	8,172	2,227	1,925	-	40,422	34,148	9,860	3,803	5,782	-	53,593
Add:
Exploration Expenses (US$000)	3,123	908	248	214	-	4,493	5,940	1,715	662	1,006	-	9,323
Commercial Deductions (US$000)	3,122	2,361	671	2,049	-	8,202	3,874	2,721	1,050	4,846	-	12,491
Selling Expenses (US$000)	1,704	496	135	117	-	2,452	1,555	449	173	263	-	2,441
Cost Applicable to Sales (US$000)	36,047	11,936	3,281	4,305	-	55,569	45,517	14,745	5,688	11,898	-	77,848
Divide:
Volume Sold	39,634	1,004,636	3,508	2,860	-	Not Applicable	70,396	1,694,588	5,429	6,050	-	Not Applicable
CAS	910	11.88	935	1,505	-	No Applicable	647	8.70	1,048	1,967	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 19 of 27

	LA ZANJA
	3Q 2020						3Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	8,954	820	-	-	-	9,774	6,483	225	-	-	-	6,708
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	47	4	-	-	-	50	18	0	-	-	-	18
Selling Expenses (US$000)	27	3	-	-	-	30	83	3	-	-	-	86
Cost Applicable to Sales (US$000)	9,028	826	-	-	-	9,854	6,584	228	-	-	-	6,812
Divide:
Volume Sold	5,346	36,425	-	-	-	Not Applicable	6,335	19,924	-	-	-	Not Applicable
CAS	1,689	22.68	-	-	-	Not Applicable	1,039	11.44	-	-	-	Not Applicable

	BROCAL
	3Q 2020						3Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	1,462	10,423	4,245	15,899	20,355	52,384	2,594	6,103	3,433	6,596	29,776	48,502
Add:
Exploration Expenses (US$000)	44	312	127	477	610	1,570	134	315	177	340	1,535	2,500
Commercial Deductions (US$000)	1,520	7,317	2,251	16,306	20,489	47,882	2,334	3,785	873	5,042	26,870	38,904
Selling Expenses (US$000)	83	592	241	903	1,156	2,976	143	336	189	363	1,639	2,670
Cost Applicable to Sales (US$000)	3,109	18,644	6,865	33,585	42,610	104,813	5,205	10,538	4,672	12,341	59,820	92,576
Divide:
Volume Sold	2,038	1,182,127	7,017	18,589	8,799	Not Applicable	3,817	804,700	4,176	7,499	11,995	Not Applicable
CAS	1,525	15.77	978	1,807	4,843	Not Applicable	1,364	13.10	1,119	1,646	4,987	Not Applicable

	NON MINING COMPANIES
	3Q 2020						3Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	984	-	-	-	-	-	985
Add:
Selling Expenses (US$000)	-	-	-	-	-	362	-	-	-	-	-	567
Total (US$000)	-	-	-	-	-	1,346	-	-	-	-	-	1,552

	BUENAVENTURA CONSOLIDATED
	3Q 2020						3Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	32,652	34,614	5,845	17,596	20,361	112,052	41,134	36,884	8,987	11,456	29,792	129,238
Add:
Exploration Expenses (US$000)	3,569	2,414	348	655	611	7,598	3,554	3,602	676	748	1,539	10,119
Commercial Deductions (US$000)	2,571	13,722	2,533	17,113	20,491	56,429	3,791	11,701	1,985	8,161	26,873	52,510
Selling Expenses (US$000)	996	1,479	320	976	1,157	5,289	952	1,896	499	642	1,639	6,195
Cost Applicable to Sales (US$000)	39,789	52,228	9,047	36,340	42,620	181,369	49,431	54,083	12,146	21,007	59,842	198,062
Divide:
Volume Sold	42,462	2,794,158	9,493	20,347	8,811	Not Applicable	48,003	4,600,098	10,588	13,412	12,000	Not Applicable
CAS	937	18.69	953	1,786	4,837	Not Applicable	1,030	11.76	1,147	1,566	4,987	Not Applicable

	COIMOLACHE
	3Q 2020						3Q 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	20,216	1,942	-	-	-	22,158	28,960.33	1,678	-	-	-	30,638
Add:
Exploration Expenses (US$000)	153	15	-	-	-	168	1,423.53	82	-	-	-	1,506
Commercial Deductions (US$000)	121	9	-	-	-	130	124	7	-	-	-	130
Selling Expenses (US$000)	239	23	-	-	-	262	436	25	-	-	-	461
Cost Applicable to Sales (US$000)	20,729	1,989	-	-	-	22,718	30,943	1,792	-	-	-	32,735
Divide:
Volume Sold	25,901	183,213	-	-	-	Not Applicable	49,095	239,346	-	-	-	Not Applicable
CAS	800	10.86	-	-	-	Not Applicable	630	7.49	-	-	-	Not Applicable

	LA ZANJA
	9M 2020						9M 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	21,193	1,811	-	-	-	23,004	26,461	896	-	-	-	27,357
Add:
Exploration Expenses (US$000)	1	0	-	-	-	1	1	0	-	-	-	1
Commercial Deductions (US$000)	347	18	-	-	-	365	85	2	-	-	-	87
Selling Expenses (US$000)	74	6	-	-	-	80	261	9	-	-	-	270
Cost Applicable to Sales (US$000)	21,615	1,835	-	-	-	23,450	26,808	907	-	-	-	27,715
Divide:
Volume Sold	12,673	94,704	-	-	-	Not Applicable	24,477	71,158	-	-	-	Not Applicable
CAS	1,706	19.38	-	-	-	No Applicable	1,095	12.74	-	-	-	Not Applicable

	BROCAL
	9M 2020						9M 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	4,050	16,713	9,491	29,112	48,400	107,766	5,387	18,944	15,041	31,845	78,836	150,052
Add:
Exploration Expenses (US$000)	118	488	277	850	1,414	3,148	230	809	642	1,360	3,367.21	6,409
Commercial Deductions (US$000)	4,114	11,580	5,367	30,831	48,044	99,936	4,919	10,272	3,842	19,592	73,104	111,729
Selling Expenses (US$000)	222	915	519	1,593	2,649	5,898	271	952	755	1,600	3,960	7,537
Cost Applicable to Sales (US$000)	8,504	29,695	15,654	62,388	100,507	216,748	10,807	30,976	20,281	54,396	159,267	275,727
Divide:
Volume Sold	5,310	1,835,831	14,050	34,603	20,015	Not Applicable	8,452	2,624,992	17,185	27,097	29,493	Not Applicable
CAS	1,602	16.18	1,114	1,803	5,022	No Applicable	1,279	11.80	1,180	2,007	5,400	Not Applicable

	NON MINING COMPANIES
	9M 2020						9M 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	2,475	-	-	-	-	-	3,523
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	962	-	-	-	-	-	1,901
Total (US$000)	-	-	-	-	-	3,437	-	-	-	-	-	5,424

	BUENAVENTURA CONSOLIDATED
	9M 2020						9M 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	74,393	83,976	15,093	34,669	48,426	259,032	104,423	103,290	30,633	52,309	78,884	373,062
Add:
Exploration Expenses (US$000)	6,088	6,465	775	1,317	1,419	16,063	13,846	11,561	2,425	3,619	3,378	34,829
Commercial Deductions (US$000)	7,773	29,292	6,876	34,440	48,049	126,430	8,982	32,745	6,973	32,229	73,112	154,041
Selling Expenses (US$000)	2,323	3,497	784	1,852	2,650	12,067	2,253	4,329	1,472	2,572	3,961	16,486
Cost Applicable to Sales (US$000)	90,576	123,230	23,528	72,278	100,543	413,592	129,503	151,924	41,503	90,729	159,335	578,418
Divide:
Volume Sold	87,537	7,264,405	20,850	40,402	20,034	Not Applicable	129,444	13,444,555	35,137	45,251	29,507	Not Applicable
CAS	1,035	16.96	1,128	1,789	5,019	Not Applicable	1,000	11.30	1,181	2,005	5,400	Not Applicable

	COIMOLACHE
	9M 2020						9M 2019
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	54,782	4,589	-	-	-	59,371	69,593	3,400	-	-	-	72,993
Add:
Exploration Expenses (US$000)	961	81	-	-	-	1,042	3,929	192	-	-	-	4,121
Commercial Deductions (US$000)	460	46	-	-	-	506	295	14	-	-	-	309
Selling Expenses (US$000)	735	62	-	-	-	797	747	36	-	-	-	783
Cost Applicable to Sales (US$000)	56,939	4,778	-	-	-	61,716	74,564	3,642	-	-	-	78,206
Divide:
Volume Sold	64,428	474,143	-	-	-	Not Applicable	109,741	449,973	-	-	-	Not Applicable
CAS	884	10.08	-	-	-	No Applicable	679	8.09	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 20 of 27

Buenaventura
All-in Sustaining Cost for 3Q20

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	3Q20		3Q20		3Q20		3Q20
Au Ounces Sold Net		35,078		5,346		25,901		48,299

	3Q20		US$ 000'		US$ 000'		US$ 000'
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	53,587	1,528	8,115	1,518	22,158	855	66,777	1,383
Exploration in Operating Units	6,027	172	0	0	168	6	6,094	126
Royalties	2,838	81	0	0	0	0	2,838	59
Comercial Deductions[3]	8,496	242	50	9	130	5	8,575	178
Selling Expenses	2,152	61	30	6	262	10	2,273	47
Administrative Expenses	10,783	307	467	87	1,039	40	11,447	237
Other, net	-1,771	-50	599	112	-134	-5	-1,507	-31
Sustaining Capex[4]	735	21	80	15	5,290	204	2,899	60

By-product Credit	-53,298	-1,519	-974	-182	-4,802	-185	-2,442	-51

All-in Sustaining Cost	29,549	842	8,368	1,565	24,112	931	43,657	904

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 21 of 27

Buenaventura
All-in Sustaining Cost for 3Q19

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	3Q19		3Q19		3Q19		3Q19
Au Ounces Sold Net		37,851		6,335		49,095		60,897

	3Q19		3Q19		3Q19		3Q19
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	78,938	2,085	7,282	1,150	30,638	624	95,086	1,561
Exploration in Operating Units	7,619	201	0	0	1,506	31	8,223	135
Royalties	1,589	42		0		0	1,589	26
Comercial Deductions[3]	13,588	359	18	3	130	3	13,650	224
Selling Expenses	3,066	81	86	14	460	9	3,296	54
Administrative Expenses	11,859	313	604	95	1,082	22	12,613	207
Other, net	4,910	130	316	50	233	5	5,171	85
Sustaining Capex[4]	6,464	171	274	43	7,525	153	9,627	158

By-product Credit	-91,718	-2,423	-334	-53	-4,254	-87	-1,883	-31

All-in Sustaining Cost	36,315	959	8,247	1,302	37,320	760	55,655	914

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 22 of 27

All-in Sustaining Cost for 9M20

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	9M20		9M20		9M20		9M20

Au Ounces Sold Net		69,553		12,673		64,428		102,110

	9M20		9M20		9M20		9M20
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	140,876	2,025	20,234	1,597	59,371	922	175,417	1,718
Exploration in Operating Units	12,913	186	1	0	1,042	16	13,331	131
Royalties	4,471	64	0	0	0	0	4,471	44
Comercial Deductions[3]	26,129	376	365	29	506	8	26,526	260
Selling Expenses	5,584	80	80	6	797	12	5,946	58
Administrative Expenses	31,838	458	1,492	118	3,172	49	33,901	332
Other, net	-946	-14	882	70	108	2	-435	-4
Sustaining Capex[4]	4,018	58	563	44	7,585	118	7,358	72

By-product Credit	-130,339	-1,874	-1,983	-156	-9,530	-148	-4,873	-48

All-in Sustaining Cost	94,543	1,359	21,634	1,707	63,052	979	131,303	1,286

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 23 of 27

Buenaventura
All-in Sustaining Cost for 9M19

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	9M19		9M19		9M19		9M19
Au Ounces Sold Net		96,515		24,477		109,741		153,503

	9M19		9M19		9M19		9M19
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	210,090	2,177	28,211	1,153	72,993	665	254,325	1,657
Exploration in Operating Units	28,419	294	2	0	4,121	38	30,072	196
Royalties	3,146	33		0		0	3,146	20
Comercial Deductions[3]	42,279	438	87	4	309	3	42,449	277
Selling Expenses	7,309	76	270	11	783	7	7,766	51
Administrative Expenses	35,281	366	2,162	88	3,463	32	37,817	246
Other, net	9,972	103	1,136	46	416	4	10,742	70
Sustaining Capex[4]	14,853	154	1,483	61	15,968	146	22,042	144

By-product Credit	-253,691	-2,629	-1,133	-46	-7,474	-68	-3,598	-23

All-in Sustaining Cost	97,658	1,012	32,218	1,316	90,579	825	151,071	984

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 24 of 27

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Financial Position
As of September 30, 2020 and December 31, 2019
	2020	2019
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	264,816	210,046
Trade and other accounts receivable, net	185,734	287,712
Inventory, net	108,721	97,973
Income tax credit	17,377	31,919
Prepaid expenses	11,160	20,969
	587,808	648,619
Assets classified as held for sale	3,874	-
	591,682	648,619

Non-current assets
Trade and other receivables, net	84,878	88,515
Inventories, net	312	394
Investment in associates and joint venture	1,516,591	1,488,247
Mining concessions, development costs, right-of-use, property, plant and equipment, net	1,654,650	1,754,372
Investment properties, net	191	204
Deferred income tax asset, net	72,541	74,556
Prepaid expenses	25,027	25,692
Other assets	26,674	26,675
	3,380,864	3,458,655

Total assets	3,972,546	4,107,274

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	67,992	55,000
Trade and other payables	137,001	166,244
Provisions, contingent liabilities and other liabilities	75,469	72,771
Income tax payable	2,288	5,650
Financial obligations	141,451	265,692
Hedge derivative financial instruments	1,671	-
	425,872	565,357
Liabilities directly associated with assets classified as held for sale	5,755	-
	431,627	565,357
Non-current liabilities
Trade and other payables	-	616
Provisions, contingent liabilities and other liabilities	218,550	221,736
Financial obligations	397,896	305,996
Contingent consideration liability	23,701	16,410
Deferred income tax liabilities, net	32,773	28,959
	672,920	573,717

Total liabilities	1,104,547	1,139,074

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,194	163,168
Other reserves	269	269
Retained earnings	1,559,553	1,639,658
Other reserves of equity	(2,275)	(1,311)
Shareholders’ equity, net attributable to owners of the parent	2,690,479	2,771,522
Non-controlling interest	177,520	196,678
Total shareholders’ equity, net	2,867,999	2,968,200

Total liabilities and shareholders’ equity, net	3,972,546	4,107,274

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 25 of 27

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Income
For the three and nine-month periods ended September 30, 2020 and 2019

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2020	2019	2020	2019
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales of goods	219,763	218,989	417,080	602,624
Net sales of services	3,675	4,603	9,360	12,340
Royalty income	4,757	6,599	14,042	17,434
Total operating income	228,195	230,191	440,482	632,398

Operating costs
Cost of sales of goods, without considering depreciation and amortization	(111,635)	(128,588)	(258,012)	(370,929)
Cost of sales of services, without considering depreciation and amortization	(417)	(650)	(1,020)	(2,133)
Unabsorbed cost due to production stoppage	(9,207)	-	(27,924)	-
Depreciation and amortization	(56,856)	(60,211)	(130,495)	(168,729)
Exploration in operating units	(7,598)	(10,119)	(16,063)	(34,829)
Mining royalties	(4,560)	(3,701)	(8,135)	(9,105)
Total operating costs	(190,273)	(203,269)	(441,649)	(585,725)

Gross profit (loss)	37,922	26,922	(1,167)	46,673

Operating expenses, net
Administrative expenses	(16,808)	(17,445)	(49,843)	(54,849)
Selling expenses	(5,289)	(6,195)	(12,067)	(16,486)
Exploration in non-operating areas	(1,802)	(2,371)	(5,267)	(9,139)
Reversal (provision) for contingencies and others	(1,237)	827	(387)	2,089
Other, net	(77)	(8,666)	3,905	(17,636)
Total operating expenses, net	(25,213)	(33,850)	(63,659)	(96,021)

Operating profit (loss)	12,709	(6,928)	(64,826)	(49,348)

Other income (expense), net
Share in the results of associates and joint venture	34,212	37,771	16,066	109,988
Financial income	928	1,611	2,240	5,656
Financial costs	(7,410)	(11,994)	(23,130)	(33,679)
Net gain (loss) from currency exchange difference	(776)	(1,455)	(3,891)	(1,672)
Total other income (expense), net	26,954	25,933	(8,715)	80,293

Profit (loss) before income tax	39,663	19,005	(73,541)	30,945

Current income tax	(3,230)	(1,583)	(6,337)	(5,326)
Deferred income tax	(7,594)	(14,556)	(6,322)	11,439

Profit (loss) from continuing operations	28,839	2,866	(86,200)	37,058

Discontinued operations
Loss from discontinued operations attributable to equity holders of the parent	(1,468)	(2,129)	(4,280)	(6,643)
Net profit (loss)	27,371	737	(90,480)	30,415

Attributable to:
Owners of the parent	24,399	4,500	(75,708)	41,464
Non-controlling interest	2,972	(3,763)	(14,772)	(11,049)
	27,371	737	(90,480)	30,415

Basic and diluted profit (loss) per share attributable to
equity holders of the parent, stated in U.S. dollars	0.10	0.02	(0.30)	0.16

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 26 of 27

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the three and nine-month periods ended September 30, 2020 and 2019

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2020	2019	2020	2019
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	188,994	216,206	499,840	608,200
Tax recovered	21,781	7,261	36,608	29,546
Royalty received	4,199	5,152	16,694	16,087
Proceeds from dividends	-	1,545	5,132	30,921
Insurance collection	4,381	-	4,381	-
Interest received	120	-	1,603	523
Payments to suppliers and third-parties, and other net	(86,230)	(143,161)	(324,556)	(465,056)
Payments to employees	(32,513)	(33,652)	(98,067)	(106,828)
Payments of income taxes and royalties paid to State	(3,805)	(6,030)	(17,783)	(16,080)
Payments of interest	(4,892)	(6,232)	(17,518)	(20,811)
Payments of mining royalties	(2,838)	(1,569)	(4,471)	(3,146)

Net cash and cash equivalents provided by operating activities	89,197	39,520	101,863	73,356

Investing activities
Proceeds from sales of mining concessions, property, plant and equipment	285	280	21,469	702
Purchase of shares	-	-	(13,453)	-
Acquisitions of mining concessions, development costs, property, plant and equipment	(12,601)	(27,971)	(34,082)	(64,255)
Acquisitions of other assets	(305)	(1,040)	(1,111)	(2,468)

Net cash and cash equivalents used in investing activities	(12,621)	(28,731)	(27,177)	(66,021)

Financing activities
Proceeds of bank loans	10,811	50,000	18,019	55,000
Payments of bank loans	-	(50,000)	(5,000)	(95,000)
Payments of financial obligations	(15,180)	(10,429)	(29,210)	(33,657)
Dividends paid to controlling shareholders	-	-	-	(15,240)
Dividends paid to non-controlling interest	(2,660)	(2,319)	(3,940)	(5,419)
Decrease (increase) of restricted bank accounts	(244)	(2,367)	215	(2,511)

Net cash and cash equivalents used in financing activities	(7,273)	(15,115)	(19,916)	(96,827)

Net increase (decrease) in cash and cash equivalents during the period	69,303	(4,326)	54,770	(89,492)
Cash and cash equivalents at the beginning of the period	195,513	284,034	210,046	369,200

Cash and cash equivalents at period-end	264,816	279,708	264,816	279,708

Compañía de Minas Buenaventura S.A.A. First Quarter 2020 Results Page 27 of 27

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2020	2019	2020	2019
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit (loss)	27,371	737	(90,480)	30,415

Plus (less):
Depreciation and amortization in cost of sales	56,856	60,211	130,495	168,729
Depreciation and amortization in other, net	27	28	77	556
Depreciation and amortization in administration expenses	874	2,507	2,749	4,286
Net share in results of associates and joint venture	(34,212)	(37,771)	(16,066)	(109,988)
Reversal (provision) for impairment loss of inventories	(5,787)	1,422	8,670	(701)
Bonus provision - executives & employes	2,541	2,276	10,569	12,058
Accretion expense of provision for closure of mining units and exploration projects	1,737	2,352	5,002	8,152
Net loss (gain) from currency exchange difference	776	1,455	3,891	1,672
Provision for estimated fair value of sales	1,101	(1,506)	2,260	3,181
Deferred income tax expense (income)	7,594	14,556	6,322	(11,439)
Recovery (expense) for provision for contingencies	1,237	(827)	387	(2,089)
Hedge derivative instruments	2,566	(1,300)	2,566	(4,322)
Fair Value of provision for contingences liabilities	1,150	1,462	1,150	1,462
Other net	(11,937)	(9,630)	(5,237)	(9,641)

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	(10,836)	(9,259)	83,384	917
Inventories	16,002	15,020	(19,336)	26,383
Income tax credit	(889)	(3,093)	14,542	(4,000)
Prepaid expenses	2,497	3,432	10,474	3,740

Increase (decrease) in operating liabilities -
Trade and other accounts payable	33,430	(4,771)	(29,859)	(55,761)
Provisions, contingent liabilities and other liabilities	(3,904)	260	(21,467)	(21,366)
Income tax payable	1,003	414	(3,362)	191

Proceeds from dividends	-	1,545	5,132	30,921

Net cash and cash equivalents provided by operating activities	89,197	39,520	101,863	73,356

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: October 29, 2020